Exhibit 99.1

VCI Global Announces Pricing of $2.75 Million Public Offering

KUALA LUMPUR, Malaysia, Jan. 11, 2024 (GLOBE NEWSWIRE) -- VCI Global Limited (NASDAQ: VCIG) (“VCI Global”, or the “Company”) today announced the pricing of a public offering of 2,200,000 the Company’s ordinary shares and accompanying Series A warrants to purchase up to 2,200,000 ordinary shares (“Series A Warrants”) and Series B warrants to purchase up to 2,200,000 ordinary shares (“Series B Warrants”, together with Series A Warrants, collectively the “Series Warrants”) at a combined offering price of $1.25 per ordinary share and associated Series Warrants. The Series Warrants have an exercise price of $1.25 per share and will be immediately exercisable upon issuance. The Series A Warrants will expire five years following the initial exercise date, and the Series B Warrants will expire eighteen months following the initial exercise date. The closing of the offering is expected to occur on or about January 17, 2024, subject to the satisfaction of customary closing conditions.

StockBlock Securities LLC is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are expected to be approximately $2.75 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering to engage in (i) client initial public offerings investment (25%); (ii) strategic acquisitions of businesses (25%); (iii) financing initiatives (25%); (iv) research and development for technology related areas (15%); and (v) team expansion (10%).

The securities described above are being offered pursuant to a registration statement on Form F-1 (File No. 333-275239) originally filed with the Securities and Exchange Commission (“SEC”) on August 18, 2023, as amended, and became effective on January 11, 2024. The offering is being made only by means of a prospectus, which forms a part of the effective registration statement. When available, electronic copies of the final prospectus may be obtained for free on the SEC’s website located at http://www.sec.gov and may also be obtained, when available, by contacting StockBlock Securities LLC at 600 Lexington Avenue, 32nd Floor, New York, New York 10022, by phone at 212-540-4440 or e-mail at notices@stockblock.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About VCI Global Limited

VCI Global is a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. The Company provides business and boardroom strategy services, investor relation services, initial public offering, marketing, real estate consultancy and technology consultancy services. Its clients range from small-medium enterprises and government-linked agencies to publicly traded companies across a broad array of industries. VCI Global operates solely in Malaysia, with clients predominantly from Malaysia, but also serves some clients from China, Singapore, and the US.

For more information on the Company, please log on to https://v-capital.co/.

Forward-Looking Statements:

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business, the completion of the offering, the satisfaction of customary closing conditions related to the offering, the intended use of proceeds from the offering, and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, market and other conditions, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

Issued by Imej Jiwa Communications Sdn Bhd on behalf of VCI Global Limited

For media queries, please contact:

Imej Jiwa Communications Sdn Bhd
Chris Chuah
chris@imejjiwa.com